Correspondence

Duos Technologies Group, Inc.

7660 Centurion Parkway, Suite 100

Jacksonville, Florida 32256

April 18, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Duos Technologies Group, Inc.
Registration Statement on Form S-1
File No. 333-278649

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Duos Technologies Group, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Monday, April 22, 2024, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Duos Technologies Group, Inc.

/s/ Andrew W. Murphy
Andrew W. Murphy
Chief Financial Officer

cc:	Mariam Mansaray Jan Woo
(Securities and Exchange Commission)